# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Tuniu Corp, CIK 0001597095
CUSIP: 89977P106
Title of class of securities: Class A Ordinary Shares, par value US$0.0001 per share
Address of issuer's principal executive offices: 6, 8-12th Floor, Building 6-A, Juhuiyuan, No. 108 Xuanwudadao, Xuanwu District, Nanjing, Jiangsu Province, China (F4), 210023
Date of event which requires filing of this statement: 12/05/2024
Amends the filing with accession number 0001193125-16-446038
Filed by CIK 0001665436
Persons authorized to receive notices and communications: Mr. Wei Wang, Rm 1607, Twr 3, Ph 1, Enterprise Square, 9 Sheung Yuet Road, Kowloon Bay, Kowloon, Hong Kong, Hong Kong (K3), 00000, (852) 3107-0682; Mr. Chengang Zhu, Unit 2712A, Lanbao International Center, West Dawang Road, Chaoyang District, Beijing, China (F4), 100026, (8610) 5969-5858

## Reporting persons
- BHR Winwood Investment Management Ltd (CIK 0001665436): type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 99,029,515; sole dispositive power 0; shared dispositive power 99,029,515; aggregate amount beneficially owned 99,029,515 (30.4% of the class)
  Comment: Note to Rows 8, 10 and 11: Number of shares is the number of Class A ordinary shares, par value US$0.0001 per share ("Class A Ordinary Shares") (including in the form of American depositary shares ("ADSs")), of Tuniu Corporation (the "Issuer"), which includes (i) 90,909,091 Class A Ordinary Shares held by BHR Winwood Investment Management Limited ("BHR Winwood") and (ii) 8,120,424 Class A Ordinary Shares in the form of 2,706,808 ADSs held by Hong Kong Praise Tourism Investment Limited ("HK Praise Tourism"). Each ADS represents three Class A Ordinary Shares.
  
  Note to Row 13: This percentage is calculated based on 325,746,963 Class A Ordinary Shares of the Issuer outstanding as of May 31, 2025. As confirmed by the Issuer, the Issuer had 343,120,463 ordinary shares outstanding as of May 31, 2025, including 17,373,500 Class B ordinary shares outstanding and 325,746,963 Class A Ordinary Shares outstanding excluding 21,401,724 Class A Ordinary Shares, represented by 7,133,908 ADSs, reserved for the future exercise of options or the vesting of other awards under the Issuer's 2008 Incentive Compensation Plan ("2008 Plan") and 2014 Share Incentive Plan ("2014 Plan")). This percentage would be approximately 28.9% if calculated based on 343,120,463 ordinary shares of the Issuer outstanding as of May 31, 2025.
- BHR (Shanghai) Investment Fund IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 99,029,515; sole dispositive power 0; shared dispositive power 99,029,515; aggregate amount beneficially owned 99,029,515 (30.4% of the class)
  Comment: Note to Rows 8, 10 and 11: Number of shares is the number of Class A Ordinary Shares (including in the form of ADSs) of the Issuer, which includes (i) 90,909,091 Class A Ordinary Shares held by BHR Winwood and (ii) 8,120,424 Class A Ordinary Shares in the form of 2,706,808 ADSs held by HK Praise Tourism. Each ADS represents three Class A Ordinary Shares.
  
  Note to Row 13: This percentage is calculated based on 325,746,963 Class A Ordinary Shares of the Issuer outstanding as of May 31, 2025. As confirmed by the Issuer, the Issuer had 343,120,463 ordinary shares outstanding as of May 31, 2025, including 17,373,500 Class B ordinary shares outstanding and 325,746,963 Class A Ordinary Shares outstanding excluding 21,401,724 Class A Ordinary Shares, represented by 7,133,908 ADSs, reserved for the future exercise of options or the vesting of other awards under the Issuer's 2008 Plan and 2014 Plan). This percentage would be approximately 28.9% if calculated based on 343,120,463 ordinary shares of the Issuer outstanding as of May 31, 2025.
- Hong Kong Praise Tourism Investment Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 99,029,515; sole dispositive power 0; shared dispositive power 99,029,515; aggregate amount beneficially owned 99,029,515 (30.4% of the class)
  Comment: Note to Rows 8, 10 and 11: Number of shares is the number of Class A Ordinary Shares (including in the form of ADSs) of the Issuer, which includes (i) 90,909,091 Class A Ordinary Shares held by BHR Winwood and (ii) 8,120,424 Class A Ordinary Shares in the form of 2,706,808 ADSs held by HK Praise Tourism. Each ADS represents three Class A Ordinary Shares.
  
  Note to Row 13: This percentage is calculated based on 325,746,963 Class A Ordinary Shares of the Issuer outstanding as of May 31, 2025. As confirmed by the Issuer, the Issuer had 343,120,463 ordinary shares outstanding as of May 31, 2025, including 17,373,500 Class B ordinary shares outstanding and 325,746,963 Class A Ordinary Shares outstanding excluding 21,401,724 Class A Ordinary Shares, represented by 7,133,908 ADSs, reserved for the future exercise of options or the vesting of other awards under the Issuer's 2008 Plan and 2014 Plan). This percentage would be approximately 28.9% if calculated based on 343,120,463 ordinary shares of the Issuer outstanding as of May 31, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value US$0.0001 per share
Name of issuer: Tuniu Corp
Address of issuer's principal executive offices: 6, 8-12th Floor, Building 6-A, Juhuiyuan, No. 108 Xuanwudadao, Xuanwu District, Nanjing, Jiangsu Province, China (F4), 210023
Comment:
This Amendment No. 4 to Schedule 13D (this "Amendment No. 4") relates to the Class A ordinary shares, par value US$0.0001 per share (the "Class A Ordinary Shares"), of Tuniu Corporation, a company organized under the laws of the Cayman Islands (the "Issuer"), and amends and supplements the statement on Schedule 13D filed by BHR Winwood Investment Management Limited ("BHR Winwood"), a company organized under the laws of Hong Kong, and BHR (Shanghai) Investment Fund IV, L.P. ("BHR Fund"), a limited partnership organized under the laws of the People's Republic of China (the "PRC"), on February 1, 2016 (the "Initial Statement"), as amended and supplemented by the Amendment No. 1 filed by BHR Winwood and BHR Fund on February 29, 2016 (the "Amendment No. 1"), the Amendment No. 2 filed by BHR Winwood, BHR Fund and Hong Kong Praise Tourism Investment Limited ("HK Praise Tourism"), a company organized under the laws of Hong Kong, on July 18, 2016 (the "Amendment No. 2") and the Amendment No. 3 filed by BHR Winwood, BHR Fund and HK Praise Tourism on September 30, 2016 (the "Amendment No. 3") (the "Original Schedule 13D", and as amended and supplemented by this Amendment No. 4, the "Statement"). Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used but not defined in this Amendment No. 4 have the respective meanings set forth in the Statement.

There is no CUSIP number assigned to the Issuer's Class A Ordinary Shares. The CUSIP number 89977P106 applies to the Issuer's American depositary shares ("ADSs"), each representing three Class A Ordinary Shares.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Statement is hereby amended and supplemented as follows:

This Statement is being filed jointly pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by the following persons (each, a "Reporting Person" and collectively, the "Reporting Persons"):

(i) BHR Winwood;

(ii) BHR Fund; and

(iii) HK Praise Tourism.

The Reporting Persons have entered into a joint filing agreement relating to the joint filing of the Amendment No. 2 (including any amendments thereto) in accordance with Rule 13d-1(k)(1) under the Exchange Act, a copy of which is attached as Exhibit 7.1 to the Amendment No. 2.

The addresses of the principal executive offices of the Reporting Persons are:

(i) BHR Winwood: Unit 2712A, 27/F, Lanbao International Center, West Dawang Road, Chaoyang District, Beijing, China;

(ii) BHR Fund: Unit 2712A, 27/F, Lanbao International Center, West Dawang Road, Chaoyang District, Beijing, China; and

(iii) HK Praise Tourism: Room 1607, Tower 3, Phase 1, Enterprise Square, 9 Sheung Yuet Road, Kowloon Bay, Kowloon, Hong Kong.

In January 2021, certain creditors of HNA Group applied to the Higher People's Court of Hainan Province in the PRC for the restructuring of HNA Group and its subsidiaries on the ground that HNA Group and its subsidiaries are unable to repay their overdue debts and clearly lack repayment ability. In February 2021, HNA Group received a civil judgement from the Higher People's Court of Hainan Province, which ruled to accept creditors' application for the restructuring of HNA Group and its affiliates. In October 2021, debt restructuring plans (the "Restructuring Plan") of HNA Group and its subsidiaries (the "Restructuring Group") were approved by the Higher People's Court of Hainan Province. Pursuant to the Restructuring Plan, Hainan HNA No. 2 Trust Management Service Co., Ltd. ("No. 2 Trust Service") was established as a limited liability company in the PRC to provide management services to the Trust (as defined below). The controlling shareholder of No. 2 Trust Service is HNA Group Bankruptcy Reorganisation Specialised Service Trust (the "Trust"), a trust established in the PRC and created for the benefit of all the creditors of the Restructuring Group and for the implementation of the Restructuring Plan. The address of the principal offices of both No. 2 Trust Service and the Trust is 25/F, New HNA Building, No. 7 Guoxing Avenue, Melian District, Haikou, Hainan Province, China.

Pursuant to the Restructuring Plan, all the assets of the Restructuring Group shall be delivered to No. 2 Trust Service for the establishment of the Trust. Therefore, as a result of the implementation of the Restructuring Plan, (i) the general partner interest and limited partner interest in BHR Fund previously held by HNA Group, through majority-owned or controlled subsidiaries, are now held by No. 2 Trust Service, through its wholly owned subsidiaries; (ii) HK Praise Tourism has become an indirectly wholly-owned subsidiary of No. 2 Trust Service; (iii) the Nominee Shareholding Agreement dated May 1, 2016 between HK Praise Tourism and Beijing Capital Airlines has been terminated, and HK Praise Tourism holds the relevant securities for its own account; and (iv) voting and disposal of Class A Ordinary Shares (including in the form of ADSs) by the Reporting Persons are subject to approval of the No. 2 Trust Service Board (as defined below) or, if the matters to be voted on are material or the amount of securities to be disposed of is significant, approval of the Management Committee (as defined below) or the Beneficiaries Meeting (as defined below), as applicable.

Pursuant to the Restructuring Plan, the highest authority of the Trust is the general meeting of approximately 15,000 beneficiaries of the Trust (the "Beneficiaries Meeting"), which is entitled to decide all major matters of the Trust. The Beneficiaries Meeting is composed of all creditors of the Restructuring Group whose debts have been repaid with Trust units granted. Any resolutions presented to the Beneficiaries Meeting are subject to approval by more than half or two-thirds of the voting rights present, as applicable. No beneficiary individually is able to independently control the resolutions presented in the Beneficiaries Meeting or exert significant influence over the operation of the Trust.

A management committee (the "Management Committee") is established beneath the Beneficiaries Meeting for the purpose of managing the Trust affairs according to the resolutions and authorization granted or approved in the Beneficiaries Meeting. The Management Committee is composed of 19 members, including 18 creditor representatives and one debtor representative. The members shall be elected and appointed by the Beneficiaries Meeting. Resolutions are subject to the approval of more than half or two-thirds of all members of the Management Committee, as applicable. No member of the Management Committee individually is able to control the Management Committee to make resolutions or exert significant influence over the operation of the Trust.

The trustee of the Trust is a consortium formed by CITIC Trust Corporation Ltd. ("CITIC Trust") and Everbright Xinglong Trust Co., Ltd. ("Everbright Xinglong", together with CITIC Trust, the "Trustees"), both being limited liability companies established in the PRC whose principal businesses are provision of trustee services. The Trustees execute the Trust affairs according to the decision and authorization of the Beneficiaries Meeting and the Management Committee, and have no active decision-making power, and thus cannot control the Trust. The address of the principal office of CITIC Trust is 13/F, Capital Mansion, No. 6 Xinyuan South Road, Chaoyang District, Beijing, China and the address of the principal office of Everbright Xinglong is No. 555 Donggang West Road, Chengguan District, Lanzhou, Gansu Province, China.

No. 2 Trust Service has a board of directors (the "No. 2 Trust Service Board") comprised of seven members nominated from the senior management team of No. 2 Trust Service and two members nominated by the Trustees. No member of the No. 2 Trust Service Board individually is able to control the No. 2 Trust Service Board to make resolutions or exert significant influence over the operation of the No. 2 Trust Service Board.

Certain information with respect to the directors and executive officers of the Reporting Persons and No. 2 Trust Service is set forth in Schedule A (attached as Exhibit 7.A) to this Statement, which information is incorporated herein by reference. The information previously set forth in Schedule A to the Initial Statement and Schedule A to the Amendment No. 2 is hereby amended and replaced in its entirety with information set forth in Schedule A hereto.

None of the Reporting Persons nor, to their knowledge, No. 2 Trust Service, the Trust, the Trustees and any person identified on Schedule A to this Statement has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, the United States federal or state securities laws or finding any violation with respect to such laws.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and supplemented by deleting the last paragraph of Item 4 of the Original Schedule 13D and replacing it with the following:

Except as set forth in this Statement, the Reporting Persons and, to their knowledge, No. 2 Trust Service, the Trust, the Trustees and the persons identified on Schedule A to this Statement have no present plans, proposals or intentions that would result in or relate to any of the transactions described in clauses (a) though (j) of Item 4 of Schedule 13D under the Exchange Act. Although the foregoing reflects activities and intentions presently contemplated by the Reporting Persons, No. 2 Trust Service, the Trust, the Trustees and the persons identified on Schedule A to this Statement, subject to the terms of the Subscription Agreement and the Investor Rights Agreement, the foregoing is subject to change at any time.

In 2020 and 2023, the following transactions in the ADSs were effected in the open market for the account of HK Praise Tourism by its brokers to cover such brokers' fees for managing its accounts:

(1) On May 29, 2020, a total of 135,532 ADSs were sold at an average price of US$1.07 per ADS;

(2) On December 8, 2023, a total of 100,000 ADSs were sold at an average price of US$0.80 per ADS;

(3) On December 11, 2023, a total of 109,098 ADSs were sold at an average price of US$0.75 per ADS;

(4) On December 18, 2023, a total of 100,000 ADSs were sold at an average price of US$0.68 per ADS;

(5) On December 19, 2023, a total of 100,000 ADSs were sold at an average price of US$0.68 per ADS; and

(6) On December 20, 2023, a total of 41,020 ADSs were sold at an average price of US$0.66 per ADS.

Following the change in the number of the Issuer's issued and outstanding shares as reported in the Issuer's current report on Form 6-K filed with the Securities and Exchange Commission on December 5, 2024, the percentage of Class A Ordinary Shares and ordinary shares of the Issuer beneficially owned by each of the Reporting Persons as of the date of this Amendment No. 4 is approximately 30.4% and 28.9%, respectively.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Statement is hereby amended and supplemented as follows:

The information contained in Rows 11 and 13 on the cover pages of this Statement (including the footnotes thereto) is incorporated herein by reference.

To the knowledge of the Reporting Persons, except as set forth on Schedule A to this Statement, none of No. 2 Trust Service, the Trust, the Trustees and the persons identified on Schedule A beneficially owns any Class A Ordinary Shares (including in the form of ADSs).
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in Rows 7, 8, 9 and 10 on the cover pages of this Statement (including the footnotes thereto) is incorporated herein by reference.
Transactions in the class effected during the past sixty days: None of the Reporting Persons, nor, to their knowledge, No. 2 Trust Service, the Trust, the Trustees and any person identified on Schedule A to this Statement has effected any transaction in the Class A Ordinary Shares (including in the form of ADSs) during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: The Beneficiaries Meeting, the Management Committee and No. 2 Trust Service have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares (including in the form of ADSs) beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Statement is hereby amended and supplemented by adding the following paragraphs after the last paragraph under the heading "Limited Partnership Agreement of BHR Fund" in Item 6 of the Original Schedule 13D:

The information set forth in Item 2 of this Amendment No. 4 is incorporated herein by reference.

As a result of the implementation of the Restructuring Plan, (i) the HNA GP has become an indirectly wholly-owned subsidiary of No. 2 Trust Service; and (ii) the minority limited partnership interest in BHR Fund previously held by Beijing Capital Airlines is now held by HNA Equity Management Co., Ltd., an indirectly wholly-owned subsidiary of No. 2 Trust Service.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Statement is hereby amended and supplemented by adding the following:

Exhibit 7.A Schedule A.

## Signatures
- BHR Winwood Investment Management Ltd: /s/ Chengang Zhu, Chengang Zhu, Director (06/24/2025)
- BHR (Shanghai) Investment Fund IV, L.P.: /s/ Shaoneng Li, By Beijing Jinglvshenghong Investment Management Co., Ltd., its general partner, by Shaoneng Li, Legal Representative (06/24/2025)
- BHR (Shanghai) Investment Fund IV, L.P.: /s/ Chengang Zhu, By BHR Ruila (Shanghai) Investment Management Co., Ltd., its general partner, by Chengang Zhu, Executive Director (06/24/2025)
- Hong Kong Praise Tourism Investment Limited: /s/ Wei Wang, Wei Wang, Director (06/24/2025)